SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939
A PUBLICLY HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of BRASKEM S.A. are hereby called to attend the Extraordinary General Meeting which will be held at the Company’s headquarters located at Rua Eteno, 1.561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, on September 30, 2008, at 10:00 a.m., in order to deliberate on the following matters:

(1) election of a member of the Board of Directors in view of the request of resignation that was presented; (2) approval and ratification of the appointment and hiring made by the Company’s managers of the specialized company in charge of issuing appraisal reports on the equity of the companies Ipiranga Química S/A (“IQ”) and Petroquímica Paulínia S/A (“PPSA”); (3) review, discussion and approval of the documents relating to the transaction of merger of IQ and merger of the spun-off portion by the Company; (4) approval of the transaction of spin-off of IQ and merger of the spun-off portion by the Company, without any increase in its capital; (5) review, discussion and approval of the documents relating to the merger of PPSA into the Company; (6) approval of the merger of PPSA into the Company, without any increase in its capital; (7) authorization to the Company’s management to perform the acts required to formalize the above matters.

and, at 2:00 p.m., in order to deliberate on:

(1) approval and ratification of the appointment and hiring made by the Company’s managers of the specialized companies in charge of issuing appraisal reports on the equity of the company Ipiranga Petroquímica S/A (“IPQ”) and the Company; (2) review, discussion and approval of the documents relating to the transaction of merger of IPQ into the Company; (3) approval of the transaction of merger of IPQ into the Company, with the consequent increase in the capital of Braskem, upon issue of new class “A” preferred shares; (4) approval of the amendment of article 4 of the Company’s Bylaws as a result of its capital increase; and (5) authorization to the Company’s management to perform the acts required to formalize the above matters..

Camaçari, September 12, 2008

Djalma Rodrigues de Souza
Acting Chairman of the Board of Directors

Warning: In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for control of access and circulation of persons and vehicles, in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein are requested to attend the meeting, at least 30 minutes before the time of beginning of the Meeting, seeking to assure compliance with the basic instructions training procedures of SSMA in effect at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.